FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: M A Ramphele (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , C A Carolus, R Dañino*, A R Hill ,
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea † , G M Wilson
† British, Canadian, # Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za
Enquiries
Investor Enquiries
Zakira Amra
Tel     +27 11 562-9775
Mobil +27 (0) 79 694-0267
email  Zakira.Amra@goldfields.co.za
Nikki Catrakilis-Wagner
Tel       +27 11 562-9706
Mobile  +27 (0) 83 309-6720
email     Nikki.Catrakilis-Wagner@
             goldfields.co.za
Willie Jacobsz
Tel       +508 839-1188
Mobile  +857 241-7127
email     Willie.Jacobsz@
              gfexpl.com
Media Enquiries
Sven Lunsche
Tel         +27 11 562-9763
Mobile   +27 (0) 83 260-9279
email      Sven.Lunsche@
              goldfields.co.za
MEDIA RELEASE
GOLD FIELDS GUIDANCE FOR
JUNE 2011 QUARTER
Johannesburg, 5 July 2011: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) today announced that
attributable Group production for the June quarter (Q2 2011) is expected to be approximately 872,000 gold equivalent ounces, which is 5% higher than the previous quarter (Q1 2011 - 830,000oz).

During Q2 2011 production from the South Africa Region was
impacted by six public holidays as well as two significant seismic-
related accidents at the KDC (Kloof Driefontein Complex) mine, which resulted in production stoppages due to safety interventions.
In the Australasia Region production was affected by a week-long, unplanned mill-outage at St Ives. Remedial actions in respect of the seismic-related accidents and the unplanned mill-outage were satisfactorily completed during the latter part of Q2 2011.

Total cash costs and notional cash expenditure (NCE) are expected to be approximately US$815/oz (R175,000/kg) and US$1,185/oz
(R260,000/kg) respectively.

The full results for Q2 2011 and first half 2011 will be published on
Thursday, 11 August 2011.
ends
Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.6 million gold equivalent ounces from eight operating mines in
Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 76.7 million ounces and Mineral Resources of 225.4 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock
Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss
Exchange (SWX).

Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 5 July 2011
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
             Relations and Corporate Affairs